File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                 (Names and address of foreign utility company)

                              HEI Power Corp. Guam
                (to be renamed "Mirant Guam (Tanguisson) Corp.")
                                  P.O. Box 3160
                           Honolulu, Hawaii 96802-3160

                      (Name and address of filing company)

                               Mirant Corporation
                     1155 Perimeter Center West - Suite 100
                             Atlanta, Georgia 30338


            The Commission is requested to address communications to:

                              Elizabeth B. Chandler
                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338


1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.




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HEI Power  Corp.  Guam,  being  renamed  "Mirant  Guam  (Tanguisson)  Corp.",  a corporation organized and existing under the laws of Hawaii (the "Project Company") operates utility assets in Guam, including a power generating plant located at Tanguisson, which consists of two 26 MW oil-fired steam regenerative thermal generating units. The address of the Project Company is P.O. Box 3160, Honolulu, Hawaii 96802-3160. Mirant Asia-Pacific (Guam) Investments, Inc., a company organized and existing under the laws of the State of Delaware and an indirect wholly-owned subsidiary of Mirant Corporation, holds 100% interest in the Project Company.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                      None


                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Mirant Corporation



                                    By: /s/Elizabeth B. Chandler
                                       ---------------------------
                                        Elizabeth B. Chandler
                                        Vice President


Date: January 10, 2002